UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION

(Name of Subject Company)

MARTEK BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Steve Dubin
Chief Executive Officer
Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
(410) 740-0081

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Copies to:
Michael J. Silver
William I. Intner
Hogan Lovells US LLP
100 International Drive—Suite 2000
Baltimore, Maryland 21202
(410) 659-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on January 13, 2011 (as previously amended and supplemented by Amendment No. 1 on January 21, 2011, the “Schedule 14D-9”)  with the Securities and Exchange Commission (“SEC”) by Martek Biosciences Corporation, a Delaware corporation (the “Company”).  The Schedule 14D-9 relates to the cash tender offer by Greenback Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands, disclosed in a Tender Offer Statement on Schedule TO, dated January 13, 2011 (the “Schedule TO”), filed with the SEC, to purchase all outstanding shares of common stock of the Company at a purchase price of $31.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2011, as amended or supplemented from time to time and in the related Letter of Transmittal, as amended or supplemented from time to time, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, thereto.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following paragraphs as the last paragraphs under the heading “Litigation”:

On January 25, 2011, a second putative class action lawsuit was commenced against the Company, our directors, DSM and Purchaser in the Circuit Court for Howard County, State of Maryland.  The lawsuit is captioned Mary L. Richards v. Martek Biosciences Corporation, et al.  In the lawsuit, plaintiff alleges, among other things, that (i) our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and agreeing to certain onerous and preclusive deal protection provisions, (ii) our directors breached their fiduciary duties of disclosure in connection with the transaction because the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 and DSM’s Tender Offer Statement on Schedule TO are each materially misleading and incomplete and (iii) DSM aided and abetted the alleged breaches of fiduciary duties by our directors.  Plaintiff purports to bring the lawsuit on behalf of the public stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief.  The Company believes that the lawsuit is without merit.

On January 28, 2011, a third putative class action lawsuit was commenced against the Company, our directors, DSM and Purchaser in the Circuit Court for Howard County, State of Maryland.  The lawsuit is captioned Charles Cortellini v. Martek Biosciences Corporation, et al.  In the lawsuit, plaintiff alleges, among other things, that (i) our directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and agreeing to certain onerous and preclusive deal protection provisions, (ii) our directors breached their fiduciary duties of disclosure in connection with the transaction because the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and incomplete and (iii) DSM aided and abetted the alleged breaches of fiduciary duties by our directors.  Plaintiff purports to bring the lawsuit on behalf of the public stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief.  The Company believes that the lawsuit is without merit.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Martek Biosciences Corporation

	By:	/s/ Steve Dubin
Name: Steve Dubin
Title: Chief Executive Officer

Dated: January 31, 2011

3